Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Suite 700
Washington, DC 20006
Telephone 202.822.9611
Fax 202.822.0140
www.stradley.com

Cillian M Lynch, Esq.
(202) 419-8416
clynch@stradley.com

December 21, 2023

Via EDGAR

Ms. Deborah L. O’Neal
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Wilmington Funds
File No. 811-05514

Dear Ms. O’Neal:

On behalf of the Wilmington Funds (the “Registrant”) and its series the Wilmington U.S. Government Money Market Fund and the Wilmington U.S. Treasury Money Market Fund (each, the “Fund” and collectively, the “Funds”), below you will find the Registrant’s responses to comments conveyed by you on December 12, 2023, with regard to Post-Effective Amendment (“PEA”) No. 164/165 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 31, 2023, pursuant to the Investment Company Act of 1940 (the “Act”), as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).
Your comments are restated below (in italics) along with the Registrant’s response to each. These responses will be incorporated into an updated filing made pursuant to Rule 485(a) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
1.           Comment:  The Staff notes that portions of the registration statement are incomplete (e.g., fee table, expense example, etc.).  Please include that information in the amended registration statement for staff review.

Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Suite 700
Washington, DC 20006
Telephone 202.822.9611
Fax 202.822.0140
www.stradley.com

Response:  The Registrant will provide a completed fee table, expense example and performance information in the amended registration statement for staff review, as requested.

2.           Comment:  The Statement of Additional Information does not appear to disclose the Funds’ fundamental investment policy regarding investments in real estate.  Please include it in the amendment.

Response: The Registrant will include the Funds’ fundamental investment policy regarding investments in real estate in the amended registration statement to be filed pursuant to Rule 485(a) of the Securities Act.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.
The Registrant believes it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8416 or in my absence, Jessica D. Burt at (202) 419-8409.

Sincerely,

/s/ Cillian M. Lynch Cillian M. Lynch, Esquire

cc:	John C. McDonnell, COO
Kaushik Goswami, CCO
Charles S. Todd, CEO
Arthur W. Jasion, CFO
Alison M. Fuller, Esquire